Rogers Communications
333 Bloor Street East
Toronto, Ontario M4Y 2Y5
Tel. (416) 416-935-2620
Anthony.Staffieri@rci.rogers.com

Anthony Staffieri
Chief Financial Officer

VIA EDGAR

April 10, 2017

Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rogers Communication Inc.
Form 40-F for the fiscal year ended December 31, 2016
Filed February 9, 2017
File No. 1-10805

Dear Ms. Blye:

We hereby acknowledge receipt of the comment letter dated March 31, 2017 (the “Comment Letter”) from the Office of Global Security Risk (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”). On behalf of Rogers Communications Inc. (the “Company”), we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-faced type below, followed by our responses.

1.	Your website provides country coverage information including voice rates, text messaging rates and data rates for Syria and Sudan, and the Rogers Long Distance website lists Syria and Sudan on its list of Included Destinations. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 40-F does not include disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The only activities of the Company or its subsidiaries, affiliates, distributors and resellers that currently or have in the past involved contacts with Syria or Sudan are telecommunications roaming arrangements with certain mobile operators relating to these countries (the “Roaming Operators”).

All of the Company’s agreements with Roaming Operators in Syria were suspended in 2012. The Company does not currently have any active telecommunications roaming arrangements in place with Roaming Operators in Syria. Certain information relating to roaming in Syria was erroneously placed on our website recently, but we have now removed those references.

Pursuant to the roaming agreements with Roaming Operators in Sudan, the Company’s subscribers receive customary international roaming services on the Roaming Operators’ networks in Sudan and the Roaming Operators’ subscribers receive such services while roaming on the Company’s network in Canada.

With regards to long distance calls made by the Company’s subscribers to numbers in Sudan and Syria, the Company does not have business relationships or any voice network interconnections with any service providers in Sudan or Syria. Instead calls to Sudan and Syria are transited using the services of a variety of third party telecommunications service providers. The Company also receives incoming calls from numbers located in Sudan and Syria through a variety of third party telecommunications service providers.

The Company has not provided any telecommunications equipment, components, software or technology to Sudan or Syria.

2.	Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

The Company considers amounts paid to and received from Roaming Operators in Sudan to be, individually and in the aggregate, immaterial in quantitative terms. The following table shows the total outbound expense and total inbound revenue from all Roaming Operators in Sudan for each of the last three fiscal years (the years ended December 31, 2014, 2015, and 2016) and for the three months ended March 31 (2017). All amounts are in US dollars.

	2014	2015	2016	2017 (Till March 31)
Total Outbound Expense	$46,068	$204,113	$64,789	$11,548
Total Inbound Revenue	$4,764	$2,570	$1,878	$61

As noted above, the Company’s roaming arrangements with Roaming Operators in Syria were suspended in 2012.

The Company also considers amounts paid in connection with transiting calls made by the Company’s subscribers to numbers in Sudan and Syria to be, individually and in the aggregate, immaterial in quantitative terms. The following table shows the total long distance expenses paid in connection with calls transited to Sudan and Syria for each of the last three fiscal years (the years ended December 31, 2014, 2015, and 2016) and for the three months ended March 31 (2017). All amounts are in US dollars.

	2014	2015	2016	2017 (Till March 31)
Calls transited to numbers in Sudan	$17,870	$19,101	$30,604	$8,208
Calls transited to numbers in Syria	$20,879	$11,343	$15,100	$3,967

The Company does not have any subsidiaries, offices, facilities, employees or other assets located in Sudan or Syria and has not maintained any assets in these countries in the past.

The Company has no reason to believe that the activities described above are harmful to the Company’s reputation or share value, or that they would constitute a material investment risk for its shareholders. The Company is not aware of any divestment measures maintained by state or municipal governments, universities or other investors that would apply to or restrict the activities described above.

Accordingly, the Company believes that the very limited telecommunications-related contacts the Company has with Sudan and the transiting of long distance calls to and from numbers in Sudan and Syria are not material to the Company, its financial condition or its results of operations, in either quantitative or qualitative terms.

Please do not hesitate to contact me at 416-935-2620 if you have further questions.

Sincerely,

/s/ Anthony Staffieri

Antony Staffieri

Chief Financial Officer

cc:	Graeme McPhail, SVP Legal

Paulina Molnar, SVP Controller

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